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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                 _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _


                         INTERSTATE HOTELS CORPORATION
                               (Name of Issuer)


Class A Common Stock, $0.01 par value per share           46088R108
     (Title of class of securities)                     (CUSIP number)


                                Lance T. Shaner
                          303 North Science Park Road
                      State College, Pennsylvania  16803
                                (814) 234-4460


           (Name, address and telephone number of person authorized to receive notices and communications)


                                With a copy to:

                          Leo A. Keevican, Jr., Esq.
                               DKW Law Group, PC
                            USX Tower, 58/th/ Floor
                               600 Grant Street
                        Pittsburgh, Pennsylvania 15219
                                (412) 355-2600


                               December 27, 2001
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. [   ]



                         (Continued on following pages)



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                               Page 1 of 6 Pages
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CUSIP NO. 46088r108


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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Shaner Hotel Group Limited Partnership
          25-1778539
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          320,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          320,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      320,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.83%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
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                               Page 2 of 6 Pages
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ITEM 1.  SECURITY AND ISSUER

     This statement of beneficial ownership on Schedule 13D ("Schedule 13D) relates to shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of Interstate Hotels Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, Pennsylvania 15220.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this Schedule 13D is Shaner Hotel Group Limited Partnership, a Delaware limited partnership (the "Reporting Person"). The principal business of the Reporting Person is the management and ownership of hotels and motels. The Reporting Person has its principal place of business at 303 North Science Park Road, State College, Pennsylvania 16803.

     The general partner of the Reporting Person is Shaner Operating Corp., a Delaware corporation (the "General Partner"). The principal business of the General Partner is acting as the general partner of the Reporting Person. The General Partner has its principal place of business at 303 North Science Park Road, State College, Pennsylvania 16803.

     The shareholders of the General Partner ("Shareholders"), and the members of its board of directors ("Directors"), are Lance T. Shaner and Frederick J. Shaner, who are brothers. Lance T. Shaner serves as Chairman of the Board and Vice President of the General Partner and as Chairman and CEO of the Reporting Person. Frederick J. Shaner serves as President of the General Partner and of the Reporting Person. Peter K. Hulburt is Vice President-Legal and Secretary of the General Partner and of the Reporting Person. J.B. Griffin serves as Vice President-Finance and Treasurer of the General Partner and of the Reporting Person. These four executive officers of the General Partner are referred to as the "Officers" in this Schedule 13D. The business address of the Shareholders, Directors, and Officers is 303 North Science Park Road, State College, Pennsylvania 16803, and all of them are citizens of the United States.

     None of the Reporting Person, the General Partner, the Shareholders, the Directors, or the Officers has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of funds used by the Reporting Person for the purchase of the Class A Common Stock was working capital of the Reporting Person. The aggregate amount paid for the Class A Common Stock acquired by the Reporting Person was $512,000.00.

                               Page 3 of 6 Pages
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ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired the Class A Common Stock for investment purposes and in contemplation that the Reporting Person might acquire sufficient shares of the capital stock of the Issuer to permit the Reporting Person to have control over the election of a majority of the members of the Issuer's board of directors. The Reporting Person is giving consideration to making a proposal to the Issuer, through its board of directors, which might include an acquisition, merger, or a joint venture between the Issuer and the Reporting Person to manage, operate, or own hotel and motel properties. The Reporting Person is not currently a part of any group formed for the purpose of acquiring additional shares of the Issuer's Class A Common Stock, other shares of the Issuer's capital stock, or control of the Issuer, but it reserves the right to join or form a group for one or more of those purposes in the future. The Reporting Person also reserves the right in the future to make additional purchases of shares of the Issuer's Class A Common Stock, or of other shares of the Issuer's capital stock, in the open market or in private transactions, and in the future to assess whether it is desirable or possible for the Reporting Person to acquire sufficient additional shares of Class A Common Stock or other shares of the Issuer's capital stock in order for it to have control of the Issuer or to otherwise influence the management and policies of the Issuer. The Reporting Person has not made any final determination to acquire control or otherwise attempt to influence the management or policies of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 320,000 shares of Class A Common Stock, which represent approximately 5.83% of the outstanding shares of Class A Common Stock, assuming that 5,487,885 shares of Class A Common Stock were outstanding as of the date of this filing, based upon information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001. Lance T. Shaner, whose relationships to the Reporting Person and its General Partner are described in Item 2 of this Schedule 13D, beneficially owns in his own name 6000 shares of Class A Common Stock, which represent approximately 0.11% of the outstanding shares of that Class based upon the above assumption.

     (b) In its capacity as the general partner of the Reporting Person, the General Partner exercises the voting and dispositive power with respect to the shares of Class A Common Stock owned by the Reporting Person. That voting and dispositive power is exercised in accordance with the terms of the limited partnership agreement governing the Reporting Person. The board of directors of the General Partner determine how to vote the Class A Common Stock and whether to dispose of it. Lance T. Shaner exercises the voting and dispositive power with respect to the shares of Class A Common Stock owned by him.

     (c) Within the past 60 days, the following transaction was the only one effected by the Reporting Person or by Lance T. Shaner in the shares of Class A Common Stock of the Issuer: on December 27, 2001, the Reporting Person purchased 320,000 shares of Class A Common Stock at a price per share of $1.60 in a private transaction.

                               Page 4 of 6 Pages
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     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     To the best knowledge of the undersigned, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.


           [The remainder of this page is intentionally left blank.]

                               Page 5 of 6 Pages
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                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 4, 2002


                       SHANER HOTEL GROUP LIMITED PARTNERSHIP

                       By:  SHANER OPERATING CORP., Its General Partner



                       By: /s/ Lance T. Shaner
                           -----------------------------------------------------
                           Lance T. Shaner, Chairman and Chief Executive Officer

                               Page 6 of 6 Pages